UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 5)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             AMC Entertainment Inc.
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                                (Name of Issuer)

                   Common Stock, par value $0.66 2/3 per share
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                         (Title of Class of Securities)

                                   001669 10 0
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                                 (CUSIP number)

                              Charles J. Egan, Jr.
                                2501 McGee Street
                           Kansas City, Missouri 64108
                                 (816) 545-2303
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                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  July 22, 2004
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                      (Date of Event Which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 001669 10 0 |                                | PAGE 2 OF 8         |
 -----------------------                                  ---------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS; S.S. or
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Durwood Voting Trust (formerly named the 1992 Durwood, Inc. Voting Trust), established pursuant to that certain 1992 Durwood, Inc. Voting Trust Agreement dated December 12, 1992, as amended and restated on August 12, 1997, as amended
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (A)  [_]
                                                                        (B)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
|------------------------------------------------------------------------------|
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 3,051,597*+                                      |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 0                                                |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 3,051,597*                                       |
|----------------------------------------------------------------------------- |
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,051,597
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
                                                                             [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.3%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          OO
--------- ----------------------------------------------------------------------

* The power to vote and dispose of shares is exercised by the Voting Trust trustee.

+ See the discussion of the Merger Voting Agreement herein.

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 001669 10 0 |                                | PAGE 3 OF 8         |
 -----------------------                                  ---------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS; S.S. or
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          The Stanley H. Durwood Foundation, established pursuant to that certain Trust Indenture dated April 27, 1999, as amended
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (A)  [_]
                                                                        (B)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [_]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Missouri
|------------------------------------------------------------------------------|
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 0                                                |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 3,051,597*                                       |
|----------------------------------------------------------------------------- |
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,051,597
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
                                                                             [_]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.3%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          OO
--------- ----------------------------------------------------------------------

* The power to dispose of shares is exercised by the Foundation trustee.

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 001669 10 0 |                                | PAGE 4 OF 8         |
 -----------------------                                  ---------------------

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS; S.S. or
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Charles J. Egan, Jr., as sole trustee of each of the Voting Trust and the Foundation herein defined
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (A)  [_]
                                                                        (B)  [X]
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)
          OO
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [_]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
|------------------------------------------------------------------------------|
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 3,051,597*                                       |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 0                                                |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 3,051,597                                        |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 0                                                |
|----------------------------------------------------------------------------- |
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,051,597
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)
                                                                             [_]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.3%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
          IN/OO
--------- ----------------------------------------------------------------------

* See the discussion of the Merger Voting Agreement herein.

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 001669 10 0 |                                | PAGE 5 OF 8         |
 -----------------------                                  ---------------------

     This Amendment No. 5 amends and supplements the following Items of the statement on Schedule 13D of (i) the Durwood Voting Trust (formerly named the 1992 Durwood, Inc. Voting Trust) (the "Voting Trust"), established pursuant to that certain 1992 Durwood, Inc. Voting Trust Agreement dated December 12, 1992, as amended and restated on August 12, 1997, as amended, (ii) The Stanley H. Durwood Foundation (the "Foundation"), established pursuant to that certain Trust Indenture dated April 27, 1999, as amended, and (iii) Charles J. Egan, Jr. as sole trustee of each of the Voting Trust and the Foundation (collectively, the "Reporting Persons"), originally filed July 22, 1999 and amended by Amendment No. 1 filed September 5, 2001, Amendment No. 2 filed April 24, 2002, Amendment No. 3 (revised) filed October 29, 2002, and Amendment No. 4 filed November 7, 2002 (the "Existing Schedule 13D"), with respect to the Common Stock, par value $0.66 2/3 per share ("Common Stock"), of AMC Entertainment Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Existing Schedule 13D.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Item 4 is hereby amended and supplemented by adding the following four paragraphs at the end thereof:

     As previously reported in the Existing Schedule 13D, the Reporting Persons' beneficial ownership of Common Stock arises from their ownership of shares of the Company's Class B Stock, which are convertible into Common Stock. The Company has entered into an Agreement and Plan of Merger dated as of July 22, 2004 with Marquee Holdings Inc. ("Parent") and Marquee Inc. ("Merger Sub") (the "Merger Agreement") pursuant to which, among other things and subject to the terms and conditions thereof, (i) Merger Sub will be merged with and into the Company and (ii) each share of Common Stock, and each share of the Company's Class B Stock, issued and outstanding immediately prior to the effectiveness of such merger will be converted into the right to receive the cash consideration specified therein. In connection with the Merger Agreement, the Voting Trust has entered into a Voting Agreement and Irrevocable Proxy dated as of July 21, 2004 with the Company (the "Merger Voting Agreement") pursuant to which, among other things, the Voting Trust has agreed (x) to vote the shares of Class B Stock currently subject to the Voting Trust (and any other shares of Common Stock, the voting power over which is acquired by the Voting Trust while the Merger Voting Agreement is in effect) (the "Subject Shares"), among other things, in favor of the Merger Agreement and each of the other transactions and other matters specifically contemplated by the Merger Agreement and (y) not to dispose of the Subject Shares while the Merger Voting Agreement remains in effect.

     The Merger Voting Agreement further provides that if the Voting Trust fails to comply with its voting obligations under the Merger Voting Agreement, such failure shall result in an irrevocable proxy arising in favor of Parent to vote, and otherwise act with respect to, the Subject Shares as specified in the Merger Voting Agreement.

     The Company has agreed in the Merger Agreement that it shall enforce its rights under the Merger Voting Agreement, and shall not, without the prior written consent of Parent, amend, modify or waive any of its rights or grant any consent thereunder, or terminate or enter into any agreement with the Voting Trust which is inconsistent with the terms and subject matter of the Merger Voting Agreement, in each case without the prior written consent of Parent.

     The foregoing descriptions of the Merger Agreement and the Merger Voting Agreement do not purport to be complete and are qualified in their entireties by reference to the Merger Agreement and the Merger Voting Agreement, respectively, each of which is filed as an exhibit to this Amendment No. 5 and is incorporated herein by reference.

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 001669 10 0 |                                | PAGE 6 OF 8         |
 -----------------------                                  ---------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended and supplemented by adding the following text at the end thereof:

     The last four paragraphs of the response to Item 4 are incorporated herein by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended and supplemented by adding the following exhibits:

     99.9 Joint Filing Agreement, dated as of July 23, 2004, by and among the Reporting Persons.

     99.10 Voting Agreement, dated as of July 21, 2004, among the Durwood Voting Trust, AMC Entertainment Inc. and Marquee Holdings Inc. (incorporated by reference to Exhibit 2.1 to the current report filed with the Securities and Exchange Commission on Form 8-K by AMC Entertainment Inc. on July 23, 2004).

     99.11 Agreement and Plan of Merger, dated as of July 22, 2004, by and among AMC Entertainment Inc., Marquee Holdings Inc. and Marquee Inc. (incorporated by reference to Exhibit 99.2 to the current report filed with the Securities and Exchange Commission on Form 8-K by AMC Entertainment Inc. on July 23, 2004).

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| CUSIP NO. 001669 10 0 |                                | PAGE 7 OF 8         |
 -----------------------                                  ---------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate. Pursuant to the Rule 13d-1(k), the undersigned agrees that this statement is filed on behalf of each of the Reporting Persons.


                                        /S/ CHARLES J. EGAN, JR.
                                        ----------------------------------------
                                        Charles J. Egan, Jr., on behalf of, and
                                        as sole trustee of, each of the Durwood
                                        Voting Trust and The Stanley H. Durwood
                                        Foundation



                                        Dated: July 23, 2004